CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

December 30, 2004

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE: Middle Kingdom Resources Ltd.
Form SB-2 Registration Statement
File No. 333-120051

Dear Mr. Reynolds:

In response to your letter of comments dated December 3, 2004, please be advised as follows:

General

1. The disclosure you have requested has been provided in the Summary, Business and MD&A sections.

2. Disclosure has been provided throughout the amendment that we have no reserves.

Prospectus Cover

3. The statement that the shares will be sold by Robert Kinloch has been removed.

4. Supplementally, we will not use this prospectus before the effective date of the registration statement.

Selected Financial Data

5. "Net Loss - Per Share" has been added.

Securities and Exchange Commission
RE: Middle Kingdom Resources Ltd.
Form SB-2 Registration Statement
File No. 333-120051
December 30, 2004

Risk Factors

6. We are unaware of any mitigating language in risk factor no. 6. Please advise.

7. A risk factor has been added addressing the fact that a geologist or mining engineer has not examined the property and written a report.

8. Risk factor no. 9 has been deleted.

Use of Proceeds

9. $10,000 has been revised to, "... up to $5,000." throughout.

Plan of Distribution; Terms of the Offering

10. The three references to "the registration statement is declared effective by the SEC" have been deleted.

11. Disclosure has been provided that a copy of the registration subscription agreement is included with the prospectus.

Business

12. The information requested has been disclosed.

13. The representation regarding barite has been deleted.

14. The relationship between Energold and Middle Kingdom has been disclosed.

15. The for and date of incorporation of organization has been provided.

16. Disclosure has been provided that the company does not consider itself to be a blank check corporation.

17. Disclosure has been provided regarding the risks of holding this property and that a U.S. corporation can hold title to the property.

18. Disclosure has been provided that the Mr. Kinloch is one of the two persons and the second has not been selected.

Securities and Exchange Commission
RE: Middle Kingdom Resources Ltd.
Form SB-2 Registration Statement
File No. 333-120051
December 30, 2004

19. The estimated cost of core sampling has been revised throughout to be consistent.

20. The tailing language about consultation has been deleted. Mr. Kinloch did not consult with anyone.

21. The agreement is the Energold agreement and the same has been disclosed.

Management's Discussion and Analysis or Plan of Operation

22. The language has been deleted.

23. The language about staking has been deleted.

Management

24. Maverick Minerals is not a competitor of Middle Kingdom. Accordingly, no risk factor has been added.

25. The time devoted to Maverick Minerals has been disclosed.

26. The current status of Maverick Minerals has been discussed.

Description of Securities

27. Disclosure has been provided that the percentage assumes that sale of the maximum number of shares.

Certain Transactions

28. "Possible transfer of our property" has been deleted and was included in error.

29. The interest on the loan has been disclosed and that the loan is pursuant to an oral agreement.

30. The language regarding staking has been deleted.

Independent Auditor's Report

31. The report has been revised.

Securities and Exchange Commission
RE: Middle Kingdom Resources Ltd.
Form SB-2 Registration Statement
File No. 333-120051
December 30, 2004

32. The date has been revised.

Updated Financial Statements and Consent

33. A new consent has been provided.

Part II

Indemnification of Officers and Directors

34. The requested language has been provided.

Exhibits

35. Las Vegas has been replaced with Reno.

36. The opinion has been revised to state that the opinion opines upon Nevada law including statutory provisions.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak